UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

 ISRAEL CHEMICALS LTD.

1.	Results of the Extraordinary General Meeting of Shareholders

Item 1

June 29, 2015

Results of the Extraordinary General Meeting of Shareholders

Further to the notice of the Extraordinary General Meeting of the Shareholders dated May 13, 2015 (reference number 2015-02-018972) and the Proxy Statement, dated May 25, 2015 (reference number 2015-02-027915), the Company hereby wishes to report that the Extraordinary General Meeting was held today, June 29, 2015 and all the items on the agenda were approved, as follows:

(1)	Approval of an equity compensation grant to the Company’s Chief Executive Officer, Mr. Stefan Borgas; and

(2)	Approval of compensation of the Company’s Executive Chairman of the Board, Mr. Nir Gilad.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: June 29, 2015